Page 1 of 10 Pages
SCHEDULE 13D
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Novelion Therapeutics Inc.
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

67001K103
(CUSIP Number)

Mark DiPaolo
General Counsel
Sarissa Capital Management LP
660 Steamboat Road
Greenwich, CT 06830
203-302-2330

With a copy to:
Russell Leaf
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
212-728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

Page 2 of 10 Pages

SCHEDULE 13D
CUSIP No. – 67001K103
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sarissa Capital Management LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,557,722
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,557,722
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,557,722
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.00%
14		TYPE OF REPORTING PERSON PN

Page 3 of 10 Pages

SCHEDULE 13D
CUSIP No. – 67001K103
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexander J. Denner, Ph.D.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,557,722
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,557,722
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,557,722
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.00%
14		TYPE OF REPORTING PERSON IN

Page 4 of 10 Pages

SCHEDULE 13D
CUSIP No. – 67001K103
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sarissa Capital Offshore Master Fund LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,482,508
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,482,508
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,508
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14		TYPE OF REPORTING PERSON PN

Page 5 of 10 Pages

SCHEDULE 13D
CUSIP No. – 67001K103
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sarissa Capital Domestic Fund LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,075,214
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,075,214
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,075,214
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 67001K103	Page 6 of 10 Pages
SCHEDULE 13D

Item 1.  Security and Issuer.
This statement relates to the Common Stock, without par value (the “Shares”), issued by Novelion Therapeutics Inc. (formerly known as QLT Inc.) (the “Issuer”). The address of the principal executive offices of the Issuer is 887 Great Northern Way, Suite 250, Vancouver, British Columbia, Canada V5T 4T5.
Item 2.  Identity and Background.
The persons filing this statement are Sarissa Capital Management LP, a Delaware limited partnership (“Sarissa Capital”), Sarissa Capital Offshore Master Fund LP, a Cayman Islands exempted limited partnership (“Sarissa Offshore”), Sarissa Capital Domestic Fund LP, a Delaware limited partnership (“Sarissa Domestic”), and Alexander J. Denner, Ph.D., a citizen of the United States of America (collectively, the “Reporting Persons”).
The principal business address of (i) each of Sarissa Capital, Sarissa Domestic and Dr. Denner is c/o Sarissa Capital Management LP, 660 Steamboat Road, 3rd Floor, Greenwich, CT 06830 and (ii) Sarissa Offshore is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.
Sarissa Capital’s principal business is serving as investment advisor to private investment funds, including Sarissa Domestic and Sarissa Offshore (collectively, the “Sarissa Funds”). The ultimate general partner of each of Sarissa Capital, Sarissa Domestic and Sarissa Offshore is controlled by Dr. Denner. Dr. Denner’s principal occupation is serving as the Chief Investment Officer of Sarissa Capital.
The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.
None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.
Item 3.  Source or Amount of Funds or Other Consideration.
The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 5,557,722 Shares.  Prior to the closing of the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 14, 2016, by and among the Issuer, Aegerion Pharmaceuticals, Inc., a Delaware corporation (“Aegerion”), and the other parties named therein, the Reporting Persons may have been deemed to be the beneficial owner of, in the aggregate, 2,649,000 shares of common stock of Aegerion (the “Aegerion Shares”).  Upon the closing of the transactions contemplated by the Merger Agreement, the Aegerion Shares were converted into 2,716,814 Shares.  The aggregate purchase price, and source of funding, of the Aegerion Shares purchased by certain of the Reporting Persons was previously reported in the Schedule 13D relating to the Aegerion Shares filed by the Reporting Persons with the Securities and Exchange Commission on February 5, 2015 and amended by Amendment Nos. 1 through 7 thereto.  In addition, in connection with the closing of the transactions contemplated by the Merger Agreement and pursuant to the Subscription

CUSIP No. 67001K103	Page 7 of 10 Pages
SCHEDULE 13D
Agreement (as defined below), the Sarissa Funds acquired, in the aggregate, 2,840,908 Shares.  The aggregate purchase price of the Shares acquired by the Reporting Persons pursuant to the Subscription Agreement was, collectively, approximately $5,000,000. The source of funding for the purchase of the Shares was the general working capital of the respective purchasers.

Item 4.  Purpose of Transaction.
Pursuant to the terms of the Merger Agreement, on November 29, 2016, each Aegerion Share owned by the Sarissa Funds was converted into the right to receive 1.0256 Shares.  In addition, under the terms of the Merger Agreement, (i) the Issuer is required to use commercially reasonable efforts to cause, as of the effective time of the merger contemplated thereby and continuing until the 2017 annual general meeting of the Issuer, the board of directors of the Issuer to include one individual designated by Sarissa Capital, and (ii) Sarissa Capital has the right, at any time until the date which is three business days after the date of the 2017 annual general meeting of the Issuer, to direct the board of directors of the Issuer to appoint one additional person to such board of directors, which person must be reasonably acceptable to such board of directors.  If Sarissa Capital together with its affiliates ceases to beneficially own an aggregate Net Long Position (as defined in the Merger Agreement) in at least 1,200,000 Shares, then any director designated by Sarissa Capital pursuant to clause (ii) of the prior sentence is required to promptly tender his or her resignation from the board of directors of the Issuer and any committee thereof on which he or she is a member.
In addition, on November 29, 2016 and pursuant to the terms of that certain Unit Subscription Agreement, dated as of June 14, 2016 (the “Subscription Agreement”), the Sarissa Funds invested an aggregate of approximately $5,000,000 in the Issuer in exchange for an aggregate of 2,840,908 Shares.  Pursuant to the Subscription Agreement, the Sasissa Funds also received, for no additional consideration, warrants entitling them to purchase an aggregate of up to 2,840,908 Shares for a purchase price of $0.01 per Share to the extent either (i) the previously disclosed Department of Justice (“DOJ ”) and Securities and Exchange Commission (“SEC”) investigations into Aegerion’s sales activities and disclosure related to its JUXTAPID (lomitapide capsules) product is resolved for an amount that exceeds the amounts set forth in Aegerion’s preliminary agreements in principle with the DOJ or SEC and/or (ii) the pending putative shareholder class action lawsuit against Aegerion is resolved for an amount that exceeds Aegerion’s director and officer insurance coverage.  Pursuant to the terms of the Subscription Agreement, among other things, (i) the Issuer agreed to use its commercially reasonable efforts to effect the registration of the resale of the Registrable Securities (as defined therein) held by the investors party thereto, including the Sarissa Funds, and (ii) the Sarissa Funds have agreed that, for one year following the closing of the transactions under the Subscription Agreement, they will not acquire securities of the Issuer which result in, or following conversion would result in, the Sarissa Funds (together with any Shares beneficially owned by all other persons who together with the Sarissa Funds constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) holding more than 35% of the total issued and outstanding voting securities of the Issuer after giving effect to the merger contemplated by the Merger Agreement and the issuance of the Shares to the investors pursuant to the terms of the Subscription Agreement.
The Reporting Persons will continue to review their investment in the Issuer on an on-going basis and reserve the right to, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

CUSIP No. 67001K103	Page 8 of 10 Pages
SCHEDULE 13D
The foregoing summaries of the Merger Agreement and the Subscription Agreement are subject to, and qualified in their entirety by reference to, the Merger Agreement and the Subscription Agreement, which are incorporated herein by reference.
Item 5.  Interest in Securities of the Issuer.
(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 5,557,722 Shares representing approximately 6.0% of the Issuer's outstanding Shares (based upon the 92,705,479 Shares anticipated to be outstanding as of the closing of the merger contemplated by the Merger Agreement and the issuance of the Shares to the investors pursuant to the terms of the Subscription Agreement as stated in the Current Report on Form 8-K filed by the Issuer with the SEC on November 22, 2016).
 (b) For purposes of this Schedule 13D: Sarissa Domestic has sole voting power and sole dispositive power with regard to 3,075,214 Shares. Sarissa Offshore has sole voting power and sole dispositive power with regard to 2,482,508 Shares. Sarissa Capital, as the investment advisor to the Sarissa Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 5,557,722 Shares held by the Sarissa Funds. By virtue of his position as the Chief Investment Officer of Sarissa Capital and as the managing member of Sarissa Capital’s general partner, Dr. Denner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 5,557,722 Shares held by the Sarissa Funds.
(c) Other than the Shares acquired pursuant to the Merger Agreement and the Shares and warrants acquired pursuant to the Subscription Agreement, none of the Reporting Persons have engaged in any transactions with respect to Shares during the past sixty (60) days.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7.  Material to Be Filed as Exhibits.
1.	Joint Filing Agreement of the Reporting Persons.
2.	The Merger Agreement (incorporated by reference from Aegerion Pharmaceuticals, Inc.’s Current Report on Form 8-K filed with the SEC on June 15, 2016).
3.	The Subscription Agreement (incorporated by reference from Issuer’s Current Report on Form 8-K filed with the SEC on June 16, 2016).

CUSIP No. 67001K103	Page 9 of 10 Pages
SCHEDULE 13D

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 2, 2016

SARISSA CAPITAL MANAGEMENT LP
By:	/s/ Mark DiPaolo _______________________
Name: Mark DiPaolo
Title: General Counsel

SARISSA CAPITAL DOMESTIC FUND LP
By: Sarissa Capital Fund GP LP, its general partner
By:	/s/ Mark DiPaolo _______________________
Name: Mark DiPaolo
Title: Authorized Person

SARISSA CAPITAL OFFSHORE MASTER FUND LP
By: Sarissa Capital Offshore Fund GP LLC, its general partner
By:	/s/ Mark DiPaolo _______________________
Name: Mark DiPaolo
Title: Authorized Person

/s/Alexander J. Denner________________________
 Alexander J. Denner

CUSIP No. 67001K103	Page 10 of 10 Pages
SCHEDULE 13D
SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Sarissa Capital Management LP, 660 Steamboat Road, 3rd Floor, Greenwich, CT 06830. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

SARISSA CAPITAL MANAGEMENT LP
SARISSA CAPITAL DOMESTIC FUND LP
SARISSA CAPITAL OFFSHORE MASTER FUND LP

Name	Position

Alexander J. Denner, Ph.D.	Chief Investment Officer
Richard Mulligan, Ph.D.	Senior Managing Director
Mayu Sris	Managing Director
Mark DiPaolo	General Counsel and Chief Compliance Officer
Patrice Bonfiglio	Chief Financial Officer